UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 31)

VOLT INFORMATION SCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 928703107	Page 2 of 6

1.	Names of Reporting Persons. JEROME SHAW
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 25,345
	6.	Shared Voting Power 2,474,880
	7.	Sole Dispositive Power 25,345
	8.	Shared Dispositive Power 2,474,880
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,225
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 11.95%
12.	Type of Reporting Person IN

CUSIP No. 928703107	Page 3 of 6

1.	Names of Reporting Persons. Joyce A. Shaw
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,000
	6.	Shared Voting Power 2,474,880
	7.	Sole Dispositive Power 10,000
	8.	Shared Dispositive Power 2,474,880
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,484,880
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 11.88%
12.	Type of Reporting Person IN

13G

CUSIP No. 928703107

ITEM 1.

(a) Name of Issuer: VOLT INFORMATION SCIENCES, INC.

(b) Address of Issuer’s Principal Executive Offices: 1133 Avenue of Americas, New York, New York 10036.

ITEM 2.

(a) This schedule is filed by Jerome Shaw and his wife Joyce A. Shaw (aka Joyce Cutler-Shaw).

(b) The residence address of each Mr. and Mrs. Shaw is 7245 Rue De Roark, La Jolla, California 92037.

(c) Citizenship: Both Mr. and Mrs. Shaw are citizens of the USA.

(d) Title of Class of Securities: Common Stock, $0.10 par value per share (the “Shares”).

(e) CUSIP Number: 928703107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

The aggregate percentage of Shares reported owned by Mr. Shaw and Mrs. Shaw is based upon 20,917,500 Shares outstanding as of January 6, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on January 12, 2017.

As of the close of business on the date hereof:

(i) Mr. Shaw is the beneficial owner of 0 Shares as an individual;

(ii) Mr. Shaw is the beneficial owner of 2,394 Shares (approximately 0.01% of the outstanding Shares) through the Issuer’s Employee Stock Ownership Plan, which is part of the Issuer’s 401(k) Savings Plan (the “Plan”);

(iii) Mr. Shaw is the beneficial owner of 22,951 Shares (approximately 0.11% of the outstanding Shares) held for his benefit under the “Savings Plan” feature of the Plan;

(iv) Mr. Shaw and Mrs. Shaw are the beneficial owners of 8,000 Shares (approximately 0.04% of the outstanding Shares) by virtue of stock options held in The Jerome and Joyce Shaw Family Trust u/d/t dated 8/6/1969, issued by the Issuer, including stock options exercisable within 60 days of the date hereof;

(v) Mr. Shaw and Mrs. Shaw are the beneficial owners of 1,401,547 Shares (approximately 6.70% of the outstanding Shares) held in The Jerome and Joyce Shaw Family Trust u/d/t dated 8/6/1969;

(vi) Mr. Shaw and Mrs. Shaw are the beneficial owners of 1,052,583 Shares (approximately 5.03% of the outstanding Shares) held in The Rachel Lynn Shaw Trust u/d/t dated 11/23/2001. Mr. Shaw and Mrs. Shaw disclaim any pecuniary interest in these shares;

(vii) Mr. Shaw and Mrs. Shaw are the beneficial owners of 12,750 Shares (approximately 0.06% of the outstanding Shares) held by the Family Foundation by virtue of their position as directors of that corporation. Mr. Shaw and Mrs. Shaw disclaim any pecuniary interest in these shares;

(viii) Mrs. Shaw is the beneficial owner of 10,000 Shares (approximately 0.05% of the outstanding Shares) as an individual.

(All of the foregoing numbers of Shares are rounded to the nearest full number.)

(b) Percent of class: Mr. Shaw is the beneficial owner of approximately 11.95% of the outstanding Shares, and Mrs. Shaw is the beneficial owner of approximately 11.88% of the outstanding Shares.

(c) Number of shares as to which such person has:

Mr. Shaw has

(i) Sole power to vote or to direct the vote: 25,345 Shares

(ii) Shared power to vote or to direct the vote: 2,474,880 Shares

(iii) Sole power to dispose or to direct the disposition of: 25,345 Shares

(iv) Shared power to dispose or to direct the disposition of: 2,474,880 Shares

Mrs. Shaw has:

(i) Sole power to vote or to direct the vote: 10,000 Shares

(ii) Shared power to vote or to direct the vote: 2,474,880 Shares

(iii) Sole power to dispose or to direct the disposition of: 10,000 Shares

(iv) Shared power to dispose or to direct the disposition of: 2,474,880 Shares

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [    ].

On January 15, 2016, Mr. Shaw transferred, 3,229 Shares to The Jerome and Joyce Shaw Family Trust u/d/t dated 8/6/1969. Mr. and Mrs. Shaw are the co-trustees and the beneficiaries of that trust. This transfer was incorporated into the amendment to this Schedule 13G filed January 27, 2016.

On or about September 12, 2016, Mr. Shaw transferred ownership of stock options to purchase 8,000 Shares to The Jerome and Joyce Shaw Family Trust u/d/t dated 8/6/1969. Mr. and Mrs. Shaw are the co-trustees and the beneficiaries of that trust. This amendment incorporates that transfer.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Mr. Shaw has the sole right to receive or direct dividends relating to the Shares identified in items 4(a)(i), (ii), and (iii) above. Mrs. Shaw has the sole right to receive or direct dividends relating to the Shares identified in item 4(a)(viii) above. Mr. Shaw and Mrs. Shaw have the shared right to receive or direct dividends relating to the Shares identified in item 4(a)(iv) and (v) above. Mr. Shaw and Mrs. Shaw do not have the right to receive or direct dividends relating to the Shares identified in item 4(a)(vi) above. Mr. Shaw and Mrs. Shaw have no current right to receive and shared right to direct dividends relating to the Shares identified in item 4(a)(vii) above.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2017

(Date)

/s/ Jerome Shaw
Jerome Shaw

/s/ Joyce A. Shaw
Joyce A. Shaw